ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 26, 2024	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ken Ellington

Re:	Sarbanes-Oxley Review of PIMCO Closed-End Funds

Dear Mr. Ellington:

Thank you for your oral comments provided on February 1, 2024, regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review, pursuant to the Sarbanes-Oxley Act of 2002, of the financial statements contained in the reports to shareholders, as well as related disclosures in the prospectuses and other filings of the PIMCO closed-end funds listed on Appendix A, attached hereto (each a “Fund,” and collectively, the “Funds”), for the fiscal year ended June 30, 2023 (the “2023 Annual Report”). Your comments are summarized below to the best of our understanding, followed by the Funds’ responses. Unless otherwise noted, the responses relate to all Funds.

* * *

1.

Comment: PCM Fund, Inc. (“PCM”) appears to hold a number of securities that are identified as in default on the schedule of investments. The majority of these securities are not marked as non-income producing. Please explain.

Response: Many of the positions identified as “defaulted” in the Fund’s Schedule of Investments produced income during the reporting period.

2.

Comment: It appears that PIMCO Corporate & Income Opportunity Fund, PIMCO Corporate & Income Strategy Fund, PIMCO Flexible Emerging Markets Income Fund, PIMCO High Income Fund, PIMCO Income Strategy Fund and PIMCO Income Strategy Fund II each have significant investments in bank loans. If the Funds received consent fees, upfront origination fees, and/or amendment fee income from such loans (which is different from interest income), please ensure that such income amounts are disclosed appropriately in the notes to the financial statements, along with the policy to recognize such income in accordance with applicable U.S. GAAP.

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Response: The Fund will add the requested income amounts, as appropriate, in future filings on Form N-CSR when such income amounts are material.

3.

Comment: The disclosure above the “Effects of Leverage” table in the 2023 Annual Report for PCM, PIMCO Global StocksPLUS® & Income Fund, PIMCO Strategic Income Fund, Inc., PIMCO Access Income Fund, PIMCO Dynamic Income Fund and PIMCO Dynamic Income Opportunities Fund states that it is based on market conditions as of June 30, 2019. Please confirm if this disclosure is accurate and ensure that this information is updated to a more recent date going forward.

Response: The “Effects of Leverage” table in the 2023 Annual Report related to the fiscal year ended June 30, 2023 and the reference to “June 30, 2019” was a typographical error (i.e., the reference should have been to “June 30, 2023”). The correct “market conditions as of” date will be referenced in future “Effects of Leverage” tables.

* * *

We hope the foregoing responses adequately address the SEC staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7114.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

cc:	Ryan Leshaw, Pacific Investment Management Company LLC

Timothy Bekkers, Pacific Investment Management Company LLC

Jaime Dinan, Pacific Investment Management Company LLC

Appendix A

File No.	Registrant/Series Name
811-21238	PCM Fund, Inc.
811-21734	PIMCO Global StocksPLUS® & Income Fund
811-08216	PIMCO Strategic Income Fund, Inc.
811-23749	PIMCO Access Income Fund
811-22673	PIMCO Dynamic Income Fund
811-23505	PIMCO Dynamic Income Opportunities Fund
811-23390	PIMCO Dynamic Income Strategy Fund
811-21238	PIMCO Corporate & Income Opportunity Fund
811-10555	PIMCO Corporate & Income Strategy Fund
811-21311	PIMCO High Income Fund
811-21374	PIMCO Income Strategy Fund
811-21601	PIMCO Income Strategy Fund II
811-23211	PIMCO Flexible Credit Income Fund
811-23648	PIMCO Flexible Emerging Markets Income Fund